UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 6-K/A
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2022
Commission File Number 001-14370
COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)
BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)
CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ____X___ Form 40-F _______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces Correction to Financial Tables
in Second Quarter and Six-month 2022 Results

Lima, Peru, July 27, 2022 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, announced today that the table located on page 25 of the Company’s second quarter 2022 earnings press release have been replaced.

On page 25, the amounts in the columns labeled “For the three-month period ended June 30,2022”, “For the three-month period ended June 30,2021” and “For the six-month period ended June 30,2021” have changed in lines “Provision for estimated fair value of sales” and “Trade and other accounts payable” as follows:

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2022	2021	2022	2021
	US$(000)	US$(000)	US$(000)	US$(000)

Provision for estimated fair value of sales	39,879	(992)	34,471	11,059
Trade and other accounts payable	433	19,483	(68,161)	3,967

The corrected release reads:

Buenaventura Announces
Second Quarter and Six-month 2022 Results

Lima, Peru, July 26, 2022 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced results for the second quarter (2Q22) and six-month period ended June 30, 2022.  All figures have been prepared in accordance with IFRS (International Financial Reporting Standards) on a non-GAAP basis and are stated in U.S. dollars (US$).

Second Quarter 2022 Highlights:
•	2Q22 EBITDA from direct operations was US$ -19.1 million, compared to US$ 68.5 million reported in 2Q21.
•	2Q22 Operating Cash Flow reached US$ 72.7 million, compared to US$ 101.7 million in 2Q21.
•	2Q22 net loss was US$ 39.9 million, compared to a US$ 37.5 million net income for the same period in 2021.
•
2Q22 exploration at operating units increased to US$ 18.9 million, compared to US$ 14.5 million in 2Q21. This increase was part of the Company’s revised strategy to increase its focus on exploration in order to extend LOM.

•
2Q22 capital expenditures were US$ 30.4 million, compared to US$ 21.4 million for the same period in 2021. 2Q22 CAPEX includes US$ 11.0 million related to the San Gabriel Project and US$ 6.3 million related to the Yumpag Project.

•	The Company continued its strategy of progressively reducing fixed costs at the Uchucchacua mine to improve the cost structure efficiency when the operation restarts.
•	COVID related expenses were reduced from US$ 19.1 million in 2Q21 to US$ 1.9 million reported in 2Q22.
•	Buenaventura’s cash position reached US$ 326.3 million as of June 30, 2022. Net Debt was reduced to US$ 416.4 million, with and average maturity of 3.8 years (vs. 2Q21: 2.2 years).
•	On April 29, 2022, Cerro Verde paid a total dividend of US$ 150 million. Buenaventura received US$ 29.4 million relative to its stake in Cerro Verde.
•	Huanza’s current debt amounts to US$90 million with a coupon rate of 5.05% per annum, payable until 2027.

Financial Highlights (in millions of US$, except EPS figures):

	2Q22	2Q21	Var	6M22	6M21	Var
Total Revenues	150.1	240.9	-38%	383.0	426.7	-10%
Operating Income	-70.4	10.5	N.A.	6.9	1.0	N.A.
EBITDA Direct Operations	-19.1	68.5	N.A.	412.9	108.2	282%
EBITDA Including Affiliates	51.6	180.9	-71%	630.4	343.6	83%
Net Income	-39.9	37.5	N.A.	596.3	53.9	N.A.
EPS	-0.16	0.15	N.A.	2.35	0.21	N.A.

(*) As of June 30, 2022, Buenaventura had a weighted average number of shares outstanding of 253,986,867.

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2021 Results

Operating Revenues

2Q22 net sales were US$ 150.1 million, as compared to US$ 235.9 million reported in 2Q21; a year on year decrease driven by lower volume sold of lead, zinc and silver.

Operating Highlights	2Q22	2Q21%		6M22	6M21%
Net Sales (million of US$)	150.1	235.9	-36%	381.6	417.9	-9%
Average Gold Price (US$/oz.) Direct Operations (1) (2)	1,825	1,815	1%	1,861	1,776	5%
Average Gold Price (US$/oz.) inc Associated (2) (3)	1,829	1,813	1%	1,861	1,779	5%
Average Silver Price (US$/oz.) (2)	22.71	27.06	-16%	23.42	27.02	-13%
Average Lead Price (US$/MT) (2)	2,180	2,192	-1%	2,280	2,166	5%
Average Zinc Price (US$/MT) (2)	4,489	3,010	49%	4,257	3,108	37%
Average Copper Price (US$/MT) (2)	9,073	10,033	-10%	9,498	9,585	-1%

Volume Sold	2Q22	2Q21%		6M22	6M21%
Gold Oz Direct Operations (1)	37,718	33,575	12%	77,885	59,763	30%
Gold Oz inc Associated (3)	45,958	45,529	1%	94,379	82,981	14%
Silver Oz	1,813,579	3,505,471	-48%	3,701,368	6,681,750	-45%
Lead MT	3,811	6,713	-43%	8,401	11,517	-27%
Zinc MT	6,632	12,476	-47%	16,810	23,282	-28%
Copper MT	10,330	9,966	4%	20,063	17,517	15%

(1)	Buenaventura Consolidated figure includes 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.
(2)	The realized price takes into account the adjustments of quotational periods.
(3)	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 100% of El Brocal and 40.095% of Coimolache.

Production and Operating Costs

Buenaventura’s 2Q22 equity gold production was 47,596 ounces, compared to 46,421 ounces produced in 2Q21. Silver production decreased by 51% year on year, lead production decreased by 41% year on year and zinc production decreased by 46% year on year, primarily due to the suspension of Uchucchacua’s operations as was previously announced, and a change of the mine plan sequence at El Brocal. The Company’s 2Q22 copper production has remained consistent, year on year.

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2021 Results

Equity Production	2Q22	2Q21%		6M22	6M21%
Gold Oz Direct Operations(1)	39,605	34,241	16%	81,075	61,379	32%
Gold Oz including Associated(2) Companies	47,596	46,421	3%	96,889	84,037	15%
Silver Oz Direct Operations(1)	1,607,230	3,278,118	-51%	3,369,931	6,450,745	-48%
Lead MT	3,749	6,332	-41%	7,891	10,589	-25%
Zinc MT	6,467	11,990	-46%	15,400	21,326	-28%
Copper MT Direct Operations(1)	6,473	6,447	0%	12,714	11,340	12%
Copper MT including Associated Companies(3)	27,900	24,769	13%	55,157	48,916	13%

Consolidated Production	2Q22	2Q21%		6M22	6M21%
Gold Oz(4)	41,324	35,906	15%	84,471	64,227	32%
Silver Oz(4)	1,918,152	3,896,475	-51%	4,089,566	7,676,312	-47%
Lead Pb(4)	4,253	7,417	-43%	9,357	12,499	-25%
Zinc MT(4)	8,066	15,311	-47%	20,382	28,585	-29%
Copper MT(4)	10,537	10,494	0%	20,696	18,460	12%

(1)	Buenaventura’s Direct Operations includes 100% of Buenaventura’s operating units, 100% of La Zanja and 61.43% of El Brocal.
(2)	Based on 100% of Buenaventura´s operating units, 100% of La Zanja, 61.43% of El Brocal and 40.095% of Coimolache.
(3)	Based on 100% of Buenaventura´s operating units, 61.43% of El Brocal and 19.58% of Cerro Verde.
(4)	Based on 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal

Tambomayo (100% owned by Buenaventura)

Production
		2Q22	2Q21	Var %	6M22	6M21	Var %
Gold	Oz	14,351	17,964	-20%	28,218	33,311	-15%
Silver	Oz	433,820	432,638	0%	853,216	717,315	19%

Cost Applicable to Sales
		2Q22	2Q21	Var %	6M22	6M21	Var %
Gold	US$/Oz	944	873	8%	977	895	9%

2Q22 gold production at Tambomayo decreased 20% year on year, primarily due to a 28% decrease in the gold grade despite increased amounts of ore treated. Cost Applicable to Sales (CAS) increased to 944 US$/Oz in 2Q22, from 873 US$/Oz in 2Q21. This primarily due to a 48% year on year increase in commercial deductions, as the Company sold more lead and zinc concentrates and less gold and silver during the second quarter of 2022.

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2021 Results

Orcopampa (100% owned by Buenaventura)

Production
		2Q22	2Q21	Var %	6M22	6M21	Var %
Gold	Oz	17,749	9,130	94%	36,780	15,116	143%
Silver	Oz	7,334	1,781	312%	15,190	2,823	438%

Cost Applicable to Sales
		2Q22	2Q21	Var %	6M22	6M21	Var %
Gold	US$/Oz	1,079	1,650	-35%	969	1,813	-47%

La Zanja (100.00% owned by Buenaventura)

Production
		2Q22	2Q21	Var %	6M22	6M21	Var %
Gold	Oz	4,767	4,447	7%	10,667	8,355	28%
Silver	Oz	30,318	20,519	48%	53,682	47,561	13%

Cost Applicable to Sales
		2Q22	2Q21	Var %	6M22	6M21	Var %
Gold	US$/Oz	1,650	1,775	-7%	1,935	1,693	14%

2Q21 gold production increased by 7% year on year due to a 129% year on year increase in ore volume treated. 2Q22 Cost Applicable to Sales (CAS) was 1,650 US$/Oz; a 7% decrease compared to 1,775 US$/Oz in 2Q21 mainly due to an increase in ore treated. La Zanja’s mining plan has been updated to reflect an inflation based OpEx increase in Phase 5 of the Pampa Verde pit. Mining operations will therefore only be extended through October 2022 when Phase 4 mining will be completed. Operations will be limited to pad leaching during November 2022 while Buenaventura continues exploration related to the underground Cu/Au-sulphide project.

Coimolache (40.10% owned by Buenaventura)

Production
		2Q22	2Q21	Var %	6M22	6M21	Var %
Gold	Oz	19,930	30,378	-34%	39,442	56,510	-30%
Silver	Oz	75,504	166,327	-55%	152,699	367,320	-58%

Cost Applicable to Sales
		2Q22	2Q21	Var %	6M22	6M21	Var %
Gold	US$/Oz	867	851	2%	1,072	834	29%

2Q22 gold production at Coimolache decreased by 34% year on year, primarily due to an 18% decrease in gold grade and a 30% decrease in ore stockpiled on the leach pad. 2Q22 Cost Applicable to Sales (CAS) of 867 US$/Oz was in line with 2Q21 CAS 851 US$/Oz in 2Q21, reflecting a slight 2% increase.

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2021 Results

Uchucchacua (100% owned by Buenaventura)

Production
		2Q22	2Q21	Var %	6M22	6M21	Var %
Silver	Oz	N.A.	1,268,082	N.A.	N.A.	2,511,997	N.A.
Zinc	MT	N.A.	3,029	N.A.	N.A.	4,275	N.A.
Lead	MT	N.A.	1,715	N.A.	N.A.	3,006	N.A.

Cost Applicable to Sales
		2Q22	2Q21	Var %	6M22	6M21	Var %
Silver	US$/Oz	N.A.	28.16	N.A.	N.A.	28.73	N.A.

Mine exploration at Uchucchacua continues as planned. Buenaventura has completed 100% of the tunneling to date and expects to reach 700m/month by August 2022. A larger part of said 700m/month has gradually been allocated to mine development in order to ensure production resumes by 4Q23.

Julcani (100% owned by Buenaventura)

Production
		2Q22	2Q21	Var %	6M22	6M21	Var %
Silver	Oz	640,557	570,248	12%	1,301,689	1,219,102	7%

Cost Applicable to Sales
		2Q22	2Q21	Var %	6M22	6M21	Var %
Silver	US$/Oz	14.71	17.56	-16%	14.91	16.94	-12%

2Q22 silver production increased 12% year on year primarily due to a 7% increase in ore treated and an 8% increase in silver grade. 2Q22 Cost Applicable to Sales (CAS) was 14.71 US$/Oz; compared to 17.56 US$/Oz in 2Q21, a 16% year on year decrease due to a 62% decrease in commercial deductions.

El Brocal (61.43% owned by Buenaventura)

Production
		2Q22	2Q21	Var %	6M22	6M21	Var %
Copper	MT	10,537	10,494	0%	20,696	18,460	12%
Zinc	MT	4,146	8,612	-52%	12,918	18,819	-31%
Silver	Oz	806,123	1,603,208	-50%	1,865,789	3,177,513	-41%

Cost Applicable to Sales
		2Q22	2Q21	Var %	6M22	6M21	Var %
Copper	US$/MT	7,211	6,243	16%	6,886	5,957	16%
Zinc	US$/MT	4,161	1,555	168%	3,099	1,697	83%

El Brocal 2Q22 copper production was in line with 2Q21 production. Zinc and silver production decreased by 52% and 50%, respectively, year on year as part as the planned transition from polymetallic to copper ore as well as due to the need to alter El Brocal’s mine plan as a result of the landslide which occurred within the mine’s open pit on March 19, 2022.

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2021 Results

2Q22 Copper Cost Applicable to Sales (CAS) increased by 16% year on year, mainly due to a 10% year on year increase in cost of sales driven by ramp-up from 7,500 to 8,500tpd during 2022 as well as inflationary pressures in diesel, reagents and consumables. 2Q22 Zinc CAS increased by 168% year on year due to a 52% decrease in zinc production.

General and Administrative Expenses

2Q22 General and Administrative expenses were US$ 16.6 million; an 3% increase as compared to US$ 16.1 million in 2Q21.

Exploration in Non-Operating Areas

2Q22 exploration costs in Non-Operating Areas were US$ 4.8 million, compared with US$ 2.0 million in 2Q21. The increase in exploration during the quarter is in line with Buenaventura’s strategy to focus on extending LOM.

Share in Associated Companies

Buenaventura’s share in associated companies was US$ 56.1 million in 2Q22, which remained unchanged as compared to US$ 56.1 million reported in 2Q21, comprised of:

Share in the Result of Associates (in millions of US$)	2Q21	2Q20	Var	6M21	6M20	Var
Cerro Verde	25.0	47.1	-47%	99.4	101.2	-2%
Coimolache	-0.6	3.4	N.A.	0.5	7.9	-94%
Other minor	-2.2	-0.4	423%	-2.2	-0.8	189%
Total	22.3	50.0	-55%	97.7	108.3	10%

SAN GABRIEL Project

Construction has been delayed due to local social matters which are being addressed. Construction is expected to resume activity in the weeks ahead. Engineering and Procurement work packages are underway; engineering has reached 40% completion and procurement has reached 61% completion. Power Line BOOT bidding has begun with 93% of the land secured and 3.5 Km remain.

CERRO VERDE (19.58% owned by Buenaventura)

2Q22 copper production was 109,382 MT, 21,417 MT of which is attributable to Buenaventura; a 17% increase as compared to 93,576 MT produced in 2Q21, 18,322 MT of which was attributable to Buenaventura. This is primarily due to a 14% increase in ore treated and a 6% increase in copper grade.

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2021 Results

Cerro Verde reported 2Q22 net income of US$ 127.8 million, compared to net income of US$ 240.3 million in 2Q21. This is primarily due to:
i.	US$ 86.7 million year on year net sales decrease, mainly due to a lower average realized copper price of US$ 3.18 per pound in 2Q22 compared to US$ 4.73 per pound in the 2Q21;
ii.	An increase in costs due to an inflationary increase materials and supplies
iii.	Increased selling expenses associated with an increase in ocean freight coupled with higher sales volumes. This decrease was partially offset by a year-on-year income tax decrease.

2Q22 capital expenditures at Cerro Verde were US$ 41.4 million.

COIMOLACHE (40.10% owned by Buenaventura)

Coimolache reported 2Q22 net loss of US$ 1.9 million, compared to net income of US$ 7.9 million in 2Q21.

***

Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.
Buenaventura currently operates several mines in Peru: Tambomayo*, Orcopampa*, Uchucchacua*, Julcani*, La Zanja*, El Brocal and Coimolache.

The Company owns 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2021 Form 20-F, please contact the investor relations contacts on page 1 of this report or download the PDF format file from the Company’s web site at www.buenaventura.com.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements
This press release and related conference call contain, in addition to historical information, forward-looking statements including statements related to the Company’s ability to manage its business and liquidity during and after the COVID-19 pandemic, the impact of the COVID-19 pandemic on the Company’s results of operations, including net revenues, earnings and cash flows, the Company’s ability to reduce costs and capital spending in response to the COVID-19 pandemic if needed, the Company’s balance sheet, liquidity and inventory position throughout and following the COVID-19 pandemic, the Company’s prospects for financial performance, growth and achievement of its long-term growth algorithm following the COVID-19 pandemic, future dividends and share repurchases.

This press release may also contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments.  These forward-looking statements reflect the Company’s view with respect to the Company’s, Cerro Verde’s future financial performance.  Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2021 Results

**Tables to follow**
APPENDIX 1
Equity Participation in Subsidiaries and Associates (as of June 30, 2021)
	BVN	Operating
	Equity %	Mines / Business
El Molle Verde S.A.C*	100.00	Trapiche Project
Minera La Zanja S.A*	100.00	La Zanja
Sociedad Minera El Brocal S.A.A*	61.43	Colquijirca and Marcapunta
Compañía Minera Coimolache S.A. **	40.10	Tantahuatay
Sociedad Minera Cerro Verde S.A.A **	19.58	Cerro Verde
Processadora Industrial Rio Seco S.A*	100.00	Rio Seco chemical plant
Consorcio Energético de Huancavelica S.A*	100.00	Energy – Huanza Hydroelectrical plant

 (*) Consolidated
(**) Equity Accounting

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2021 Results

APPENDIX 2

Gold Production

Mining Unit	Operating Results	Unit	2Q22	2Q21	△%	6M22	6M21	△ %
Underground
Tambomayo	Ore Milled	DMT	164,266	150,476	9%	306,559	262,749	17%
	Ore Grade	Gr/MT	3.08	4.27	-28%	3.27	4.74	-31%
	Recovery Rate	%	88.21	86.95	1%	87.67	83.11	5%
	Ounces Produced	Oz	14,351	17,964	-20%	28,218	33,311	-15%
Orcopampa	Ore Milled	DMT	57,309	31,607	81%	116,606	48,659	140%
	Ore Grade	Gr/MT	6.41	9.91	-35%	8.25	10.19	-19%
	Recovery Rate	%	100.07	90.64	10%	99.79	94.85	5%
	Ounces Produced*	Oz	17,749	9,130	94%	36,780	15,116	143%
Open Pit
La Zanja	Ounces Produced	Oz	4,767	4,447	7%	10,667	8,355	28%
Coimolache	Ounces Produced	Oz	19,930	30,378	-34%	39,442	56,510	-30%

Silver Production
Mining Unit	Operating Results	Unit	2Q22	2Q21	△%	6M22	6M21	△ %
Underground
Tambomayo	Ore Milled	DMT	164,266	150,476	9%	306,559	262,749	17%
	Ore Grade	Oz/MT	2.69	3.13	-14%	2.92	3.14	-7%
	Recovery Rate	%	98.25	91.96	7%	95.36	86.82	10%
	Ounces Produced	Oz	433,820	432,638	0%	853,216	717,315	19%
Uchucchacua	Ore Milled	DMT	-	292,177	N.A.	-	483,398	N.A.
	Ore Grade	Oz/MT	-	5.93	N.A.	-	6.66	N.A.
	Recovery Rate	%	-	73.20	N.A.	-	78.03	N.A.
	Ounces Produced	Oz	-	1,268,082	N.A.	-	2,511,997	N.A.
Julcani	Ore Milled	DMT	32,112	30,024	7%	63,603	62,163	2%
	Ore Grade	Oz/MT	20.33	18.77	8%	20.82	19.77	5%
	Recovery Rate	%	98.13	96.88	1%	98.30	96.86	1%
	Ounces Produced	Oz	640,557	570,248	12%	1,301,689	1,219,102	7%
Marcapunta	Ore Milled	DMT	742,030	644,455	15%	1,380,010	1,142,223	21%
	Ore Grade	Oz/MT	0.78	0.97	-20%	0.82	0.88	-6%
	Recovery Rate	%	50.64	48.62	4%	52.23	50.82	3%
	Ounces Produced	Oz	291,328	303,197	-4%	593,736	508,753	17%
Open Pit
Tajo Norte Cu - Ag	Ore Milled	DMT	57,405	185,554	-69%	156,342	237,396	-34%
	Ore Grade	Oz/MT	1.88	4.77	-61%	2.15	4.63	-54%
	Recovery Rate	%	54.79	57.18	-4%	53.16	54.90	-3%
	Ounces Produced	Oz	59,130	505,739	-88%	178,769	608,128	-71%
Tajo Norte Pb - Zn	Ore Milled	DMT	468,339	584,976	-20%	1,060,451	1,159,724	-9%
	Ore Grade	Oz/MT	1.97	1.89	4%	1.92	2.46	-22%
	Recovery Rate	%	49.34	71.77	-31%	53.58	72.14	-26%
	Ounces Produced	Oz	455,665	794,272	-43%	1,093,284	2,060,632	-47%

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2021 Results

Zinc Production
Mining Unit	Operating Results	Unit	2Q22	2Q21	△%	6M22	6M21	△ %
Underground
Tambomayo	Ore Milled	DMT	164,266	150,476	9%	306,559	262,749	17%
	Ore Grade	%	2.43	3.07	-21%	2.70	2.74	-1%
	Recovery Rate	%	98.36	79.48	24%	90.01	76.23	18%
	MT Produced	MT	3,920	3,671	7%	7,464	5,491	36%
Uchucchacua	Ore Milled	DMT	-	292,177	N.A.	-	483,398	N.A.
	Ore Grade	%	-	1.76	N.A.	-	1.57	N.A.
	Recovery Rate	%	-	58.84	N.A.	-	56.39	N.A.
	MT Produced	MT	-	3,029	N.A.	-	4,275	N.A.
Open Pit
Tajo Norte Pb - Zn	Ore Milled	DMT	468,339	584,976	-20%	1,060,451	1,159,724	-9%
	Ore Grade	%	2.15	2.49	-14%	2.35	2.65	-11%
	Recovery Rate	%	41.26	59.23	-30%	51.83	61.27	-15%
	MT Produced	MT	4,146	8,612	-52%	12,918	18,819	-31%

Copper Production
Mining Unit	Operating Results	Unit	2Q22	2Q21	△%	6M22	6M21	△ %
Underground
Marcapunta	Ore Milled	DMT	742,030	644,455	15%	1,380,010	1,142,223	21%
	Ore Grade	%	1.61	1.69	-5%	1.68	1.70	-1%
	Recovery Rate	%	85.24	85.06	0%	84.54	86.14	-2%
	MT Produced	MT	10,192	9,252	10%	19,600	16,699	17%
Tajo Norte Cu - Ag	Ore Milled	DMT	57,405	185,554	-69%	156,342	237,396	-34%
	Ore Grade	%	0.93	1.05	-12%	1.13	0.99	14%
	Recovery Rate	%	64.93	64.00	1%	62.17	62.93	-1%
	MT Produced	MT	345	1,242	-72%	1,096	1,482	-26%

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2021 Results

APPENDIX 3: Adjusted EBITDA Reconciliation (in thousand US$)

EBITDA RECONCILIATION
(in thousand US$)

	2Q22	2Q21	6M22	6M21
Net Income	-50,745	37,969	595,550	56,086
Add / Substract:	31,680	30,577	-182,683	52,129
Income from sale of investment in Yanacocha	0	0	300,000	-
Depreciation and Amortization in cost of sales	44,333	48,332	90,054	94,820
Provision (credit) for income tax, net	-32,696	9,710	-5,530	25,783
Interest expense	12,880	10,984	29,451	21,893
Loss (gain) on currency exchange difference	22,935	7,506	-24,875	8,947
Provision of bonuses and compensations	766	2,480	4,704	6,227
Loss (gain) from discontinued operations	190	-5,097	-479,807	-2,760
Workers' participation provision	-2,254	1,971	2,937	1,971
Depreciation and amortization in administration expenses	298	908	1,216	1,817
Depreciation and Amortization in other, net	26	28	51	54
Provision (reversal) for contingencies	2,591	-735	1,845	-429
Share in associated companies by the equity method, net	-22,287	-50,039	-97,707	-108,263
Write-off of fixed assets	318	6,763	318	6,763
Impairment (reversal) of inventories	5,231	-1,686	4,884	-3,998
Interest income	-651	-548	-10,224	-696
EBITDA Buenaventura Direct Operations	-19,065	68,546	412,867	108,215
EBITDA Cerro Verde (19.58%)	66,804	99,496	208,778	210,575
EBITDA Coimolache (40.095%)	3,907	12,820	8,725	24,805
EBITDA Buenaventura + All Associates	51,647	180,862	630,370	343,595

*Cerro Verde’s EBITDA accounts for D&A related to the capitalization of the stripping.

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2021 Results

Note:
EBITDA (Buenaventura Direct Operations) consists of earnings before net interest, taxes, depreciation and amortization, share in associated companies, net, loss on currency exchange difference, other, net, provision for workers’ profit sharing and provision for long-term officers’ compensation.

EBITDA (including associated companies) consists of EBITDA (Buenaventura Direct Operations), plus (1) Buenaventura’s equity share of EBITDA (Cerro Verde), plus (2) Buenaventura’s equity share of EBITDA (Coimolache). All EBITDA mentioned were similarly calculated using financial information provided to Buenaventura by the associated companies.

Buenaventura presents EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) to provide further information with respect to its operating performance and the operating performance of its equity investees, the affiliates. EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) are not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) as alternatives to operating income or net income determined in accordance with IFRS, as an indicator of Buenaventura’s, affiliates operating performance, or as an alternative to cash flows from operating activities.

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2021 Results

APPENDIX 4: COST APPLICABLE TO SALES RECONCILIATION

Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold
Cost applicable to sales consists of cost of sales, excluding depreciation and amortization, plus selling expenses. Cost applicable to sales per unit sold for each mine consists of cost applicable to sales for a particular metal produced at a given mine divided by the volume of such metal produced at such mine in the specified period. We note that cost applicable to sales is not directly comparable to the cash operating cost figures disclosed in previously furnished earnings releases.
Cost applicable to sales and Cost applicable to sales per unit of mineral sold are not measures of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. We consider Cost applicable to sales and Cost applicable to sales per unit of mineral sold to be key measures in managing and evaluating our operating performance. These measures are widely reported in the precious metals industry as a benchmark for performance, but do not have standardized meanings. You should not consider Cost applicable to sales or Cost applicable to sales per unit of mineral sold as alternatives to cost of sales determined in accordance with IFRS, as indicators of our operating performance.  Cost applicable to sales and Cost applicable to sales per unit of mineral sold are calculated without adjusting for by-product revenue amounts.
Operations’ Cost applicable to sales does not include operating cost for those months during which Buenaventura’s operations were suspended due to COVID-19, as these have been classified as “Unabsorbed costs due to production stoppage” within the financial statements.
The tables below set forth (i) a reconciliation of consolidated Cost of sales, excluding depreciation and amortization to consolidated Cost applicable to sales, (ii) reconciliations of the components of Cost applicable to sales (by mine and mineral) to the corresponding consolidated line items set forth on our consolidated statements of profit or loss for the three and twelve months ended December 31, 2020 and 2021 and (iii) reconciliations of Cost of sales, excluding depreciation and amortization to Cost applicable to sales for each of our mining units.  The amounts set forth in Cost applicable to sales and Cost applicable to sales per unit sold for each mine and mineral indicated in the tables below can be reconciled to the amounts set forth on our consolidated statements of profit or loss for the three and twelve months ended December 31, 2021 and 2022 by reference to the reconciliations of Cost of sales, excluding depreciation and amortization (by mine and mineral), Selling Expenses (by mine and metal) expenses and Exploration in units in operations (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization, consolidated Selling Expenses and consolidated Exploration in units in operations expenses, respectively, set forth below.

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2021 Results

Set forth below is a reconciliation of consolidated Cost of sales, excluding depreciation and amortization, to consolidated Cost applicable to sales:

	For the 3 months ended June 30		For the 6 months ended June 30
	2022	2021	2022	2021
	(in thousands of US$)
Consolidated Cost of sales excluding depreciation and amortization	117,274	136,979	225,242	251,249
Add:
Consolidated Exploration in units in operation	18,904	14,515	32,921	23,843
Consolidated Commercial deductions	44,963	55,703	95,848	98,761
Consolidated Selling expenses	5,044	5,697	9,636	9,755
Consolidated Cost applicable to sales	186,185	212,894	363,647	383,608

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization
(by mine and mineral) to consolidated Cost of sales:

	For the 3 months ended June 30		For the 6 months ended June 30
	2022	2021	2022	2021
Cost of sales by mine and mineral	(in thousands of US$)
Julcani, Gold	37	36	0	40
Julcani, Silver	6,782	6,924	14,085	14,442
Julcani, Lead	97	97	179	205
Julcani, Copper	89	18	142	31
Orcopampa, Gold	15,182	13,274	29,017	23,317
Orcopampa, Silver	130	31	185	85
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold	0	0	0	0
Uchucchacua, Silver	0	22,260	0	44,648
Uchucchacua, Lead	0	2,090	0	3,710
Uchucchacua, Zinc	0	4,576	0	6,901
Tambomayo, Gold	8,824	10,623	17,352	21,044
Tambomayo, Silver	3,108	3,581	6,179	6,535
Tambomayo, Zinc	2,216	1,875	9,765	5,042
Tambomayo, Lead	5,206	3,225	4,258	3,162
La Zanja, Gold	6,580	7,728	18,252	13,917
La Zanja, Silver	517	622	1,112	1,339
El Brocal, Gold	2,322	1,693	4,250	2,780
El Brocal, Silver	7,134	12,048	14,843	22,258
El Brocal, Lead	1,058	2,010	3,106	3,587
El Brocal, Zinc	7,514	7,129	18,384	15,992
El Brocal, Copper	43,520	32,939	76,589	53,920
Non Mining Units	6,959	4,198	7,543	8,294
Consolidated Cost of sales, excluding depreciation and amortization	117,274	136,979	225,242	251,249

Set forth below is a reconciliation of Exploration expenses in units in operation (by mine and mineral) to consolidated Exploration expenses in mining units:

	For the 3 months ended June 30		For the 6 months ended June 30
	2022	2021	2022	2021
Exploration expenses in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	9	7	0	8
Julcani, Silver	1,602	1,405	3,054	2,857
Julcani, Lead	23	20	39	41
Julcani, Copper	21	4	31	6
Orcopampa, Gold	3,495	2,453	6,172	4,244
Orcopampa, Silver	30	6	39	15
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold	0	0	0	0
Uchucchacua, Silver	5,883	2,991	8,813	4,920
Uchucchacua, Lead	78	281	0	409
Uchucchacua, Zinc	0	615	0	760
Tambomayo, Gold	1,180	1,571	2,271	2,411
Tambomayo, Silver	416	530	809	749
Tambomayo, Lead	296	277	557	362
Tambomayo, Zinc	696	477	1,278	578
La Zanja, Gold	708	126	1,398	124
La Zanja, Silver	56	10	85	12
El Brocal, Gold	166	114	304	179
El Brocal, Silver	511	808	1,061	1,434
El Brocal, Lead	76	135	222	231
El Brocal, Zinc	539	478	1,314	1,030
El Brocal, Copper	3,119	2,208	5,475	3,473
Non Mining Units	0	0	0	0
Consolidated Exploration expenses in units in operation	18,904	14,515	32,921	23,843

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2021 Results

Set forth below is a reconciliation of Commercial Deductions in units in operation (by mine and mineral)
to consolidated Commercial deductions:

	For the 3 months ended June 30		For the 6 months ended June 30
	2022	2021	2022	2021
Commercial Deductions in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	2	6	-8	7
Julcani, Silver	442	1,165	1,145	2,152
Julcani, Lead	6	16	14	30
Julcani, Copper	6	2	10	4
Orcopampa, Gold	309	66	390	84
Orcopampa, Silver	12	0	13	3
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold	0	0	0	0
Uchucchacua, Silver	524	8,379	497	13,778
Uchucchacua, Lead	11	522	-5	866
Uchucchacua, Zinc	0	4,438	272	5,973
Tambomayo, Gold	1,539	1,652	3,584	3,236
Tambomayo, Silver	701	702	1,701	1,246
Tambomayo, Lead	400	322	843	537
Tambomayo, Zinc	3,196	1,260	8,255	2,399
La Zanja, Gold	37	31	81	57
La Zanja, Silver	2	8	4	11
El Brocal, Gold	1,409	1,330	2,953	2,335
El Brocal, Silver	3,991	6,546	9,097	11,627
El Brocal, Lead	430	812	1,610	1,563
El Brocal, Zinc	5,715	3,108	12,542	8,690
El Brocal, Copper	26,231	25,338	52,850	44,164
Non Mining Units	0	0	0	0
Consolidated Commercial deductions in units in operation	44,963	55,703	95,848	98,761

Set forth below is a reconciliation of Selling expenses (by mine and mineral) to consolidated
Selling expenses:

	For the 3 months ended June 30		For the 6 months ended June 30
	2022	2021	2022	2021
Selling expenses by mine and mineral	(in thousands of US$)
Julcani, Gold	0	1	0	1
Julcani, Silver	81	122	236	234
Julcani, Lead	1	2	3	3
Julcani, Copper	1	0	2	1
Orcopampa, Gold	140	78	293	122
Orcopampa, Silver	1	0	2	0
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold	0	0	0	0
Uchucchacua, Silver	1,033	890	1,359	1,468
Uchucchacua, Lead	14	84	0	122
Uchucchacua, Zinc	0	183	0	227
Tambomayo, Gold	645	694	1,301	1,310
Tambomayo, Silver	227	234	463	407
Tambomayo, Lead	162	123	319	197
Tambomayo, Zinc	381	211	732	314
La Zanja, Gold	20	21	53	41
La Zanja, Silver	2	2	3	4
El Brocal, Gold	79	83	159	134
El Brocal, Silver	242	594	556	1,075
El Brocal, Lead	36	99	116	173
El Brocal, Zinc	255	351	688	773
El Brocal, Copper	1,479	1,624	2,868	2,605
Non Mining Units	243	300	481	544
Consolidated Selling expenses	5,044	5,697	9,636	9,755

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2021 Results

	JULCANI
	2Q 2022						2Q 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	37	6,782	97	-	89	7,004	36	6,924	97	-	18	7,075
Add:
Exploration Expenses (US$000)	9	1,602	23	-	21	1,655	7	1,405	20	-	4	1,436
Commercial Deductions (US$000)	2	442	6	-	6	456	6	1,165	16	-	2	1,190
Selling Expenses (US$000)	0	81.33	1.16	-	1	84	1	122	2	-	0	125
Cost Applicable to Sales (US$000)	48	8,907	127	-	116	9,199	50	9,616	135	-	24	9,826
Divide:
Volume Sold	40	605,641	93	-	19	Not Applicable	46	547,606	91	-	18	Not Applicable
CAS	1,214	14.71	1,369	-	6,137	Not Applicable	1,083	17.56	1,485	-	1,359	Not Applicable

	JULCANI
	6M 2022						6M 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	14,085	179	-	142	14,406	40	14,442	205	-	31	14,719
Add:
Exploration Expenses (US$000)	-	3,054	39	-	31	3,124	8	2,857	41	-	6	2,912
Commercial Deductions (US$000)	-8	1,145	14	-	10	1,162	7	2,152	30	-	4	2,193
Selling Expenses (US$000)	-	236	3	-	2	241	1	234	3	-	1	238
Cost Applicable to Sales (US$000)	-8	18,520	235	-	185	18,933	55	19,685	279	-	42	20,062
Divide:
Volume Sold	40	1,241,952	168	-	30	Not Applicable	56	1,161,770	204	-	32	Not Aplicable
CAS	-	14.91	1,399	-	6,118	Not Applicable	990	16.94	1,372	-	1,307	Not Applicable

	ORCOPAMPA
	2Q 2022						2Q 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	15,182	130	-	-	-	15,312	13,274	31	-	-	-	13,305
Add:					-
Exploration Expenses (US$000)	3,495	30	-	-	-	3,525	2,453	6	-	-	-	2,459
Commercial Deductions (US$000)	309	12	-	-	-	322	66	0	-	-	-	66
Selling Expenses (US$000)	140	1	-	-	-	141	78	0	-	-	-	78
Cost Applicable to Sales (US$000)	19,127	173	-	-	-	19,300	15,871	37	-	-	-	15,908
Divide:
Volume Sold	17,719	12,411	-	-	-	Not Applicable	9,618	1,518	-	-	-	Not Applicable
CAS	1,079	13.93	-	-	-	Not Applicable	1,650	24.49	-	-	-	Not Applicable

	ORCOPAMPA
	6M 2022						6M 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	29,017	185	-	-	-	29,202	23,317	85	-	-	-	23,402
Add:
Exploration Expenses (US$000)	6,172	39	-	-	-	6,211	4,244	15	-	-	-	4,259
Commercial Deductions (US$000)	390	13	-	-	-	403	84	3	-	-	-	87
Selling Expenses (US$000)	293	2	-	-	-	295	122	0	-	-	-	122
Cost Applicable to Sales (US$000)	35,872	239	-	-	-	36,111	27,766	104	-	-	-	27,870
Divide:
Volume Sold	37,026	19,339	-	-	-	Not Applicable	15,316	3,396	-	-	-	Not Applicable
CAS	969	12.37	-	-	-	Not Applicable	1,813	30.62	-	-	-	Not Applicable

	UCHUCCHACUA
	2Q 2022						2Q 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	-	-	22,260	2,090	4,576	-	28,926
Add:
Exploration Expenses (US$000)	-	5,883	78	-	-	5,961	-	2,991	281	615	-	3,887
Commercial Deductions (US$000)	-	524	11	-	-	534	-	8,379	522	4,438	-	13,338
Selling Expenses (US$000)	-	1,033	14	-	-	1,047	-	890	84	183	-	1,157
Cost Applicable to Sales (US$000)	-	7,440	102	-	-	7,542	-	34,521	2,976	9,812	-	47,308
Divide:
Volume Sold	-	139,688	18	-	-	Not Applicable	-	1,226,055	1,450	2,309	-	Not Applicable
CAS	-	53.26	5,558	-	-	Not Applicable	-	28.16	2,053	4,250	-	Not Applicable

	UCHUCCHACUA
	6M 2022						6M 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	-	-	44,648	3,710	6,901	-	55,259
Add:
Exploration Expenses (US$000)	-	8,813	-	-	-	8,813	-	4,920	409	760	-	6,089
Commercial Deductions (US$000)	-	497	-5	272	-	763	0	13,778	866	5,973	-	20,618
Selling Expenses (US$000)	-	1,359	-	-	-	1,359	-	1,468	122	227	-	1,817
Cost Applicable to Sales (US$000)	-	10,669	-5	272	-	10,935	0	64,814	5,108	13,861	-	83,783
Divide:
Volume Sold	-	158,418	18	-	-	Not Applicable	-	2,255,872	2,463	3,223	-	Not Applicable
CAS	-	67.35	-	-	-	Not Applicable	-	28.73	2,074	4,300	-	Not Applicable

	TAMBOMAYO
	2Q 2022						2Q 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	8,824	3,108	2,216	5,206	-	19,355	10,623	3,581	1,875	3,225	-	19,304
Add:
Exploration Expenses (US$000)	1,180	416	296	696	-	2,588	1,571	530	277	477	-	2,855
Commercial Deductions (US$000)	1,539	701	400	3,196	-	5,837	1,652	702	322	1,260	-	3,936
Selling Expenses (US$000)	645	227	162	381	-	1,415	694	234	123	211	-	1,262
Cost Applicable to Sales (US$000)	12,188	4,453	3,075	9,479	-	29,195	14,540	5,047	2,597	5,173	-	27,357
Divide:
Volume Sold	12,917	376,313	2,629	3,262	-	Not Applicable	16,652	380,029	2,575	3,049	-	Not Applicable
CAS	944	11.83	1,170	2,906	-	Not Applicable	873	13.28	1,008	1,697	-	Not Applicable

	TAMBOMAYO
	6M 2022						6M 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	17,352	6,179	4,258	9,765	-	37,555	21,044	6,535	3,162	5,042	-	35,783
Add:
Exploration Expenses (US$000)	2,271	809	557	1,278	-	4,914	2,411	749	362	578	-	4,100
Commercial Deductions (US$000)	3,584	1,701	843	8,255	-	14,383	3,236	1,246	537	2,399	-	7,417
Selling Expenses (US$000)	1,301	463	319	732	-	2,816	1,310	407	197	314	-	2,228
Cost Applicable to Sales (US$000)	24,508	9,152	5,978	20,030	-	59,668	28,001	8,936	4,258	8,332	-	49,528
Divide:
Volume Sold	25,098	727,390	4,904	6,184	-	Not Applicable	31,283	637,319	4,015	4,451	-	Not Applicable
CAS	977	12.58	1,219	3,239	-	Not Applicable	895	14.02	1,061	1,872	-	Not Applicable

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2021 Results

	LA ZANJA
	2Q 2022						2Q 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	6,580	517	-	-	-	7,097	7,728	622	-	-	-	8,351
Add:
Exploration Expenses (US$000)	708	56	-	-	-	764	126	10	-	-	-	136
Commercial Deductions (US$000)	37	2	-	-	-	39	31	8	-	-	-	39
Selling Expenses (US$000)	20	2	-	-	-	22	21	2	-	-	-	23
Cost Applicable to Sales (US$000)	7,346	576	-	-	-	7,922	7,906	642	-	-	-	8,549
Divide:
Volume Sold	4,452	29,273	-	-	-	Not Applicable	4,455	24,710	-	-	-	Not Applicable
CAS	1,650	19.67	-	-	-	Not Applicable	1,775	26.00	-	-	-	Not Applicable

	LA ZANJA
	6M 2022						6M 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	18,252	1,112	-	-	-	19,364	13,917	1,339	-	-	-	15,257
Add:
Exploration Expenses (US$000)	1,398	85	-	-	-	1,483	124	12	-	-	-	136
Commercial Deductions (US$000)	81	4	-	-	-	85	57	11	-	-	-	68
Selling Expenses (US$000)	53	3	-	-	-	56	41	4	-	-	-	45
Cost Applicable to Sales (US$000)	19,783	1,205	-	-	-	20,988	14,140	1,366	-	-	-	15,506
Divide:
Volume Sold	10,225	51,090	-	-	-	Not Applicable	8,352	53,673	-	-	-	Not Applicable
CAS	1,935	23.58	-	-	-	Not Applicable	1,693	25.45	-	-	-	Not Applicable

	BROCAL
	2Q 2022						2Q 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	2,322	7,134	1,058	7,514	43,520	61,547	1,693	12,048	2,010	7,129	32,939	55,819
Add:
Exploration Expenses (US$000)	166	511	76	539	3,119	4,411	114	808	135	478	2,208	3,742
Commercial Deductions (US$000)	1,409	3,991	430	5,715	26,231	37,775	1,330	6,546	812	3,108	25,338	37,135
Selling Expenses (US$000)	79	242	36	255	1,479	2,092	83	594	99	351	1,624	2,752
Cost Applicable to Sales (US$000)	3,976	11,879	1,600	14,022	74,348	105,825	3,220	19,996	3,056	11,067	62,110	99,448
Divide:
Volume Sold	2,590	650,260	1,071	3,370	10,311	Not Applicable	2,805	1,325,553	2,597	7,117	9,948	Not Applicable
CAS	1,535	18.27	1,494	4,161	7,211	Not Applicable	1,148	15.08	1,177	1,555	6,243	Not Applicable

	BROCAL
	6M 2022						6M 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	4,250	14,843	3,106	18,384	76,589	117,172	2,780	22,258	3,587	15,992	53,920	98,536
Add:
Exploration Expenses (US$000)	304	1,061	222	1,314	5,475	8,376	179	1,434	231	1,030	3,473	6,347
Commercial Deductions (US$000)	2,953	9,097	1,610	12,542	52,850	79,052	2,335	11,627	1,563	8,690	44,164	68,378
Selling Expenses (US$000)	159	556	116	688	2,868	4,388	134	1,075	173	773	2,605	4,761
Cost Applicable to Sales (US$000)	7,667	25,556	5,054	32,928	137,782	208,988	5,428	36,394	5,554	26,485	104,162	178,022
Divide:
Volume Sold	5,496	1,503,193	3,310	10,626	20,008	Not Applicable	4,756	2,569,720	4,836	15,608	17,485	Not Applicable
CAS	1,395	17.00	1,527	3,099	6,886	Not Applicable	1,141	14.16	1,148	1,697	5,957	Not Applicable

	NON MINING COMPANIES
	2Q 2022						2Q 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	6,959	-	-	-	-	-	4,198
Add:
Selling Expenses (US$000)	-	-	-	-	-	243	-	-	-	-	-	300
Total (US$000)	-	-	-	-	-	7,202	-	-	-	-	-	4,498

	NON MINING COMPANIES
	6M 2022						6M 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	7,543	-	-	-	-	-	8,294
Add:												-
Selling Expenses (US$000)	-	-	-	-	-	481	-	-	-	-	-	544
Total (US$000)	-	-	-	-	-	8,024	-	-	-	-	-	8,838

	BUENAVENTURA CONSOLIDATED
	2Q 2022						2Q 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	32,946	17,670	3,371	12,720	43,608	117,274	33,355	45,466	6,072	14,931	32,957	136,979
Add:
Exploration Expenses (US$000)	5,559	8,498	473	1,235	3,140	18,904	4,271	5,750	713	1,570	2,212	14,515
Commercial Deductions (US$000)	3,297	5,672	848	8,911	26,236	44,963	3,084	16,800	1,672	8,806	25,341	55,703
Selling Expenses (US$000)	885	1,587	213	636	1,480	4,801	878	1,843	307	745	1,624	5,697
Cost Applicable to Sales (US$000)	42,686	33,427	4,904	23,501	74,465	178,983	41,588	69,859	8,763	26,052	62,134	212,894
Divide:
Volume Sold	37,718	1,813,586	3,811	6,632	10,330	Not Applicable	33,575	3,505,471	6,713	12,476	9,966	Not Applicable
CAS	1,132	18.43	1,287	3,544	7,209	Not Applicable	1,239	19.93	1,305	2,088	6,234	Not Applicable

	BUENAVENTURA CONSOLIDATED
	6M 2022						6M 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	68,872	36,404	7,543	28,149	76,731	225,242	61,098	89,307	10,665	27,934	53,951	251,249
Add:
Exploration Expenses (US$000)	10,144	13,861	818	2,592	5,506	32,921	6,966	9,987	1,043	2,368	3,479	23,843
Commercial Deductions (US$000)	7,001	12,457	2,462	21,069	52,860	95,848	5,719	28,817	2,996	17,062	44,168	98,761
Selling Expenses (US$000)	1,806	2,619	439	1,421	2,871	9,155	1,608	3,188	496	1,314	2,606	9,755
Cost Applicable to Sales (US$000)	87,823	65,341	11,262	53,230	137,968	355,623	75,391	131,299	15,199	48,677	104,204	383,608
Divide:
Volume Sold	77,885	3,701,382	8,401	16,810	20,038	Not Applicable	59,763	6,681,750	11,517	23,282	17,517	Not Applicable
CAS	1,128	17.65	1,341	3,167	6,885	Not Applicable	1,262	19.65	1,320	2,091	5,949	Not Applicable

	COIMOLACHE
	2Q 2022						2Q 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	16124.17	823.825599	-	-	-	16,948	23,670	2,093	-	-	-	25,763
Add:
Exploration Expenses (US$000)	1,466	75	-	-	-	1,541	1,160	103	-	-	-	1,263
Commercial Deductions (US$000)	71	9	-	-	-	80	286	73	-	-	-	359
Selling Expenses (US$000)	166	9	-	-	-	175	263	23	-	-	-	286
Cost Applicable to Sales (US$000)	17,828	916	-	-	-	18,744	25,379	2,292	-	-	-	27,671
Divide:
Volume Sold	20,551	84,859	-	-	-	Not Applicable	29,815	178,729	-	-	-	Not Applicable
CAS	867	10.80	-	-	-	Not Applicable	851	12.83	-	-	-	Not Applicable

	COIMOLACHE
	6M 2022						6M 2021
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	39,894	2,097	-	-	-	41,991	45,834	4,688	-	-	-	50,522
Add:
Exploration Expenses (US$000)	3,482	183	-	-	-	3,665	1,470	150	-	-	-	1,620
Commercial Deductions (US$000)	325	39	-	-	-	364	506	99	-	-	-	606
Selling Expenses (US$000)	409	22	-	-	-	431	494	50	-	-	-	544
Cost Applicable to Sales (US$000)	44,111	2,340	-	-	-	46,451	48,303	4,989	-	-	-	53,292
Divide:
Volume Sold	41,137	181,494	-	-	-	Not Applicable	57,909	394,377	-	-	-	Not Applicable
CAS	1,072	12.89	-	-	-	Not Applicable	834	12.65	-	-	-	Not Applicable

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2021 Results

APPENDIX 5: All-in Sustaining Cost

All-in Sustaining Cost for 2Q22

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	2Q22		2Q22		2Q22		2Q22
Au Ounces Sold Net		30,676		4,452		20,551		43,368

	2Q22		2Q22		2Q22		2Q22
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	43,543	1,419	14,424	3,240	25,538	695	68,206	1,573
Exploration in Operating Units	13,730	448	764	172	1,926	50	15,266	352
Royalties	2,732	89	0	0	0	0	2,732	63
Comercial Deductions[3]	7,149	233	39	9	80	3	7,220	166
Selling Expenses	2,818	92	22	5	244	5	2,938	68
Administrative Expenses	10,173	332	635	143	859	46	11,152	257
Other, net	2,526	82	-72	-16	1,029	8	2,867	66
Sustaining Capex[4]	1,439	47	266	60	4,872	153	3,658	84

By-product Credit	-45,064	-1,469	-647	-145	-1,943	-47	-46,490	-1,072

All-in Sustaining Cost	39,046	1,273	15,431	3,466	32,604	1,586	67,550	1,558

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 100% from La Zanja and 40.095% from Tantahuatay.
3. For all metals produced.
4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2021 Results

All-in Sustaining Cost for 2Q21

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	2Q21		2Q21		2Q21		2Q21
Au Ounces Sold Net		26,315		4,455		29,815		42,724

	2Q21		2Q21		2Q21		2Q21
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	74,927	2,847	11,474	2,576	25,764	695	96,731	2,264
Exploration in Operating Units	10,637	404	136	31	1,264	50	11,280	264
Royalties	1,528	58	0	0	0	0	1,528	36
Comercial Deductions[3]	18,529	704	39	9	359	3	18,712	438
Selling Expenses	2,792	106	23	5	286	5	2,930	69
Administrative Expenses	9,568	364	703	158	949	46	10,652	249
Other, net	125	5	-396	-89	104	8	-229	-5
Sustaining Capex[4]	2,737	104	357	80	3,581	153	4,530	106

By-product Credit	-82,166	-3,122	-692	-155	-4,757	-47	-84,766	-1,984

All-in Sustaining Cost	38,677	1,470	11,644	2,614	27,550	924	61,367	1,436

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 100% from La Zanja and 40.095% from Tantahuatay.
3. For all metals produced.
4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2021 Results

All-in Sustaining Cost for 1S22

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	1S22		1S22		1S22		1S22
Au Ounces Sold Net		62,164		10,225		41,137		88,883

	1S22		1S22		1S22		1S22
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	84,904	1,366	25,906	2,534	50,581	1,230	131,090	1,475
Exploration in Operating Units	23,063	371	1,483	145	4,050	98	26,170	294
Royalties	5,666	91	0	0	0	0	5,666	64
Comercial Deductions[3]	16,711	269	85	8	364	9	16,942	191
Selling Expenses	4,975	80	56	5	500	12	5,231	59
Administrative Expenses	22,248	358	1,319	129	1,764	43	24,274	273
Other, net	1,695	27	-180	-18	657	16	1,778	20
Sustaining Capex[4]	2,898	47	300	29	9,274	225	6,917	78

By-product Credit	-86,423	-1,390	-1,165	-114	-4,021	-98	-89,200	-1,004

All-in Sustaining Cost	75,737	1,218	27,804	2,719	63,170	1,536	128,869	1,450

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 100% from La Zanja and 40.095% from Tantahuatay.
3. For all metals produced.
4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2021 Results

All-in Sustaining Cost for 1S21

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	1S21		1S21		1S21		1S21
Au Ounces Sold Net		46,654		8,352		57,909		78,225

	1S21		1S21		1S21		1S21
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	142,097	3,046	21,061	2,522	50,522	872	183,415	2,345
Exploration in Operating Units	17,360	372	136	16	1,620	28	18,146	232
Royalties	2,304	49	0	0	0	0	2,304	29
Comercial Deductions[3]	30,315	650	68	8	606	10	30,626	392
Selling Expenses	4,722	101	45	5	544	9	4,985	64
Administrative Expenses	20,009	429	1,458	175	1,955	34	22,251	284
Other, net	1,752	38	-366	-44	344	6	1,524	19
Sustaining Capex[4]	5,213	112	396	47	9,845	170	9,556	122

By-product Credit	-146,206	-3,134	-1,481	-177	-10,579	-183	-151,926	-1,942

All-in Sustaining Cost	77,566	1,663	21,317	2,552	54,857	947	120,878	1,545

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 100% from La Zanja and 40.095% from Tantahuatay.
3. For all metals produced.
4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2021 Results

APPENDIX 6

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Interim condensed consolidated statements of financial position
As of June 30, 2022 (unaudited) and December 31, 2021 (audited)

	2022	2021
Assets	US$(000)	US$(000)
Current assets
Cash and cash equivalents	326,316	376,999
Trade and other receivables	147,970	240,432
Inventories	90,782	86,264
Current income tax asset	12,418	15,456
Prepaid expenses	14,297	20,394
Hedge derivative financial instruments	25,468	-
	617,251	739,545

Non-current assets
Trade and other receivables	659,439	635,832
Inventories	13,827	12,802
Investments in associates and joint venture	1,492,130	1,422,295
Property, plant, equipment, development costs, net	1,498,459	1,537,870
Deferred income tax asset	119,249	164,351
Prepaid expenses	23,477	23,920
Other assets	24,467	25,196
	3,831,048	3,822,266
Total assets	4,448,299	4,561,811

Liabilities and equity
Current liabilities
Bank loans	-	50,000
Trade and other payables	203,633	259,641
Provisions	79,386	81,039
Current income tax payable	2,031	3,026
Financial obligations	32,376	179,417
Hedge derivative financial instruments	-	6,976
	317,426	580,099
Liabilities directly associated with assets classified as held for sale	-	264,838
	317,426	844,937
Non-current liabilities
Trade and other payables	2,783	3,037
Provisions	232,983	232,288
Financial obligations	710,365	878,558
Contingent consideration liability	18,201	17,718
Deferred income tax liabilities	30,591	46,742
	994,923	1,178,343

Total liabilities	1,312,349	2,023,280

Equity
Capital stock	750,497	750,497
Investment shares	791	791
Additional paid-in capital	218,450	218,450
Legal reserve	163,270	163,270
Other reserves	269	269
Other reserves of equity	9,389	(4,477)
Retained earnings	1,835,306	1,239,526
Shareholders’ equity, net attributable to owners of the parent	2,977,972	2,368,326
Non-controlling interest	157,978	170,205
Total equity	3,135,950	2,538,531
Total liabilities and equity	4,448,299	4,561,811

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2021 Results

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Interim consolidated statements of profit or loss (unaudited)
For the three-month and six-month period ended June 30, 2022 and 2021

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2021	2020	2022	2021
Continuing operations	US$(000)	US$(000)	US$(000)	US$(000)
Operating income
Sales of goods	146,592	232,637	374,447	411,154
Sales of services	3,513	3,312	7,196	6,724
Royalty income	-	4,907	1,381	8,866
Total operating income	150,105	240,856	383,024	426,744

Cost of sales
Cost of sales of goods, excluding depreciation and amortization	(116,441)	(136,748)	(223,859)	(250,856)
Unabsorbed cost due to production stoppage	(4,890)	-	(10,969)	-
Cost of sales of services, excluding depreciation and amortization	(833)	(230)	(1,383)	(393)
Depreciation and amortization	(44,333)	(48,332)	(90,054)	(94,820)
Exploration in operating units	(18,904)	(14,515)	(32,921)	(23,843)
Mining royalties	(4,450)	(2,725)	(8,859)	(4,437)
Total costs of sales	(189,851)	(202,550)	(368,045)	(374,349)
Gross profit (loss)	(39,746)	38,306	14,979	52,395

Operating income (expenses)
Administrative expenses	(16,583)	(16,108)	(35,077)	(33,080)
Selling expenses	(5,044)	(5,697)	(9,636)	(9,755)
Exploration in non-operating areas	(4,786)	(1,960)	(6,830)	(3,698)
Reversal (provision) of contingents	(2,591)	735	(1,845)	429
Write –off of stripping activity asset	-	(6,763)	-	(6,763)
Other, net	(1,624)	1,972	45,267	1,462
Total operating income (expenses)	(30,628)	(27,821)	(8,121)	(51,405)

Operating profit (loss)	(70,374)	10,485	6,858	990

Share in the results of associates and joint venture	22,287	50,039	97,707	108,263
Exchange difference	(22,935)	(7,506)	24,875	(8,947)
Financial income	651	548	10,224	696
Financial costs	(12,880)	(10,984)	(29,451)	(21,893)

Profit (loss) before income tax	(83,251)	42,582	110,213	79,109

Current income tax	6,038	(8,096)	(16,292)	(14,823)
Deferred income tax	26,658	(1,614)	21,822	(10,960)
	32,696	(9,710)	5,530	(25,783)
Profit (loss) from continuing operations	(50,555)	32,872	115,743	53,326

Gain (loss) from discontinued operations, net of taxes	(190)	5,097	479,807	2,760
Net profit (loss)	(50,745)	37,969	595,550	56,086

Attributable to:
Owners of the parent	(39,898)	37,542	596,254	53,912
Non-controlling interest	(10,847)	427	(704)	2,174
	(50,745)	37,969	595,550	56,086

Basic and diluted profit (loss) per share stated in U.S. dollars	(0.16)	0.15	2.35	0.21

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2021 Results

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Interim condensed consolidated statements of cash flows (unaudited)
For the three-month and six-month period ended June 30, 2022 and 2021

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2022	2021	2022	2021
	US$(000)	US$(000)	US$(000)	US$(000)

Cash flows from (used in) operating activities
Proceeds from sales of goods and services	211,509	236,873	446,808	446,394
Dividends received from associates	29,377	39,169	29,377	42,720
Recovery from value added tax	13,826	15,266	21,853	21,700
Royalty received	-	4,173	5,183	8,883
Interest received	548	29	811	64
Dividends received from investments	-	1,599	-	3,049
Payments to suppliers and third-parties, and others net	(137,398)	(151,474)	(326,693)	(302,885)
Income tax and royalties paid to the Peruvian State	(9,741)	(7,996)	(67,238)	(12,880)
Payments to employees	(31,101)	(29,941)	(64,680)	(63,097)
Interest paid	(1,548)	(3,524)	(21,600)	(7,338)
Payment of royalties	(2,732)	(1,528)	(5,666)	(2,304)
Payments for tax litigation	-	(948)	-	(8,410)

Net cash and cash equivalents provided by (used in) operating activities	72,740	101,698	18,155	125,896

Cash flows from (used in) investing activities
Gain from sale of investments	-	-	300,000	-
Income from purchase of shares in La Zanja	-	-	45,000	-
Proceeds from sales of property, plant and equipment	8,741	102	8,783	257
Income from sale of shares	1,577	−	1,577	3,640
Acquisitions of property, plant and equipment	(30,442)	(21,356)	(49,443)	(34,316)
Capital increase in associates	(1,677)	-	(1,677)	-
Payments for acquisitions of other assets	(25)	(109)	(119)	(205)

Net cash flows from (used in) investing activities	(21,826)	(21,363)	304,121	(30,624)

Cash flows from (used in) financing activities
Increase of restricted time deposits	-	-	29,117	(29,117)
Payments of financial obligations	(28,493)	(5,397)	(308,889)	(10,793)
Payments of bank loans	-	(5,396)	(50,000)	(15,793)
Short-term and low value lease payments	(11,606)	(8,527)	(19,200)	(15,325)
Dividends paid to controlling interest	(18,542)	-	(18,542)	-
Dividends paid to non-controlling interest	(1,573)	(1,080)	(2,647)	(2,480)
Payments of obligations for leases	(1,039)	(1,019)	(2,049)	(2,036)
Increase (decrease) of restricted bank accounts	(755)	60	(749)	55

Net cash and cash equivalents provided by (used in) in financing activities	(62,008)	(21,359)	(372,959)	(75,489)

Increase (decrease) in cash and cash equivalents during the period, net	(11,094)	58,976	(50,683)	19,783
Cash and cash equivalents at beginning of period	337,410	196,256	376,999	235,449

Cash and cash equivalents at period-end	326,316	255,232	326,316	255,232

Compañía de Minas Buenaventura S.A.A.
Second Quarter 2021 Results

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2022	2021	2022	2021
	US$(000)	US$(000)	US$(000)	US$(000)

Reconciliation of net profit to cash and cash equivalents provided by operating activities

Net profit (loss)	(50,745)	37,969	595,550	56,086

Plus (less):
Share in the results of associates and joint venture	(22,287)	(50,039)	(97,707)	(108,263)
Deferred income tax in Continued operations	(26,658)	1,614	(21,822)	10,960
Exchange difference	22,935	7,506	(24,875)	8,947
Fair value of provision for contingences liabilities	181	497	483	497
Accretion expense of provision for closure of mining units and exploration projects	1,236	1,401	2,435	2,822
Recovery (expense) for provision for contingencies	2,591	(735)	1,845	(429)
Income from purchase of shares in La Zanja	-	-	(45,000)	-
Write –off of stripping activity asset	-	6,763	-	6,763
Depreciation and amortization in Cost of sales	44,333	48,332	90,054	94,820
Depreciation and amortization in Administration expenses	298	908	1,216	1,817
Depreciation and amortization in Other, net	26	24	51	54
Provision for estimated fair value of sales	39,879	(992)	34,471	11,059
Workers´ participation provision	(2,254)	1,971	2,937	1,971
Bonus provision - executives & employes	766	2,480	4,704	6,227
Reduction of debt restructuring costs by prepayment	-	-	(8,855)	-
Deferred income tax expense (income) in Discontinued operations	-	-	41,414	-
Income from discontinued operation of Yanacocha in Discontinued operations	-	-	(265,946)	-
Gain from sale of investments in Discontinued operations	-	-	(300,000)	-
Other minor	2,031	(145)	961	(5,892)

Net changes in operating assets and liabilities:
Decrease (increase) in operating assets -
Trade and other accounts receivable	22,691	(21,194)	55,196	(3,093)
Inventories	840	(2,090)	(10,428)	(976)
Income tax credit	3,038	8,218	3,038	11,502
Prepaid expenses	4,221	2,256	6,540	6,473

Increase (decrease) in operating liabilities -
Trade and other accounts payable	433	19,483	(68,161)	3,967
Provisions	(6,248)	(4,766)	(8,328)	(16,819)
Income tax payable	6,056	2,417	(995)	44

Payments for tax litigation	-	(948)	-	(8,410)
Proceeds from dividends in associates	29,377	40,768	29,377	45,769

Net cash and cash equivalents provided by operating activities	72,740	101,698	18,155	125,896

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ DANIEL DOMINGUEZ

Name: Daniel Dominguez

Title: Chief Financial Officer

Date: July 26, 2022